U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 thereunder

CRYPTOSIGN, INC.
(Name of Registrant as Specified in Its Charter)

Delaware	0-11730	84-1089377
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

626 East 1820 North
Orem, UT 84097
(Address of principal executive offices)

(801) 362-2115
(Issuer’s telephone number)

Approximate Date of Mailing: November 20, 2015

CryptoSign, Inc.
626 East 1820 North
Orem, UT 84097
Tel: (801) 362-2115

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Notice of Proposed Change in the
Majority of the Board of Directors

November 20, 2015

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share of CryptoSign, Inc., a Delaware corporation in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR
INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE
SHAREHOLDERS OF CRYPTOSIGN, INC.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE
COMPANY A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Robert Bench, Chief Financial Officer, President of CryptoSign, Inc., 626 East 1820 North, Orem, UT 84097; Telephone (801) 362-2115.

By Order of the Board of Directors, Brian P.S. Mertz Chief Executive Officer,

November 20, 2015

INTRODUCTION

This Information Statement is being furnished to all stockholders who were holders of record of common stock of CryptoSign, Inc. (the “Company”) at the close of business on November 18, 2015, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 14f-1 under the Act, prior to effecting a change in majority of the Company's directors other than by a meeting of stockholders.

The change in the majority of directors and the appointment of new members to the Company’s Board of Directors (the “Board”) is expected to take place no earlier than 10 days after the date this Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our stockholders in accordance with SEC Rule 14f-1. This Information Statement is being mailed to the stockholders on or about November 20, 2015.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On October 8, 2015, CryptoSign, Inc. (“CryptoSign” or the “Company”) entered into that certain Agreement and Plan of Share Exchange (the "Share Exchange Agreement"), with NABUfit Global ApS, a Danish Company (“NABUfit Denmark”) and Mads H. Frederiksen and Ulrik Møll, as the representatives of the owners (the “NABUfit Shareholders”) of all of the issued and outstanding capital stock of NABUfit Denmark (the “NABUfit Shares”), pursuant to which the NABUfit Shareholders agreed to exchange an aggregate of 50,000 equity interests of NABUfit Denmark for 15,500,000 shares of the Company’s common stock (the “Share Exchange”).  It is anticipated that the closing of the Share Exchange (“Closing”) will take place on or after November 30, 2015.

Upon the Closing of the Share Exchange, the Company will become the parent of NABUfit Denmark and, immediately following the Share Exchange, the NABUfit Shareholders shall own approximately 80% of the issued and outstanding shares of the Company’s common stock and as such have the ability to elect the Company’s board of directors.

In connection with the Closing of the Share Exchange, the Company anticipates to change its management and reconstitute its Board of Directors.  Effective upon the Closing of the Share Exchange, Brian Palm Svaneeneg Mertz will resign as the Company’s Chief Executive Officer and Director and Mads H. Fredricksen, Morten Nodgaard Albæk and Morten Krarup (collectively, the “Incoming Directors”) shall be elected as members of the board of directors. In addition, as of the Closing of the Share Exchange, Mads H. Fredriksen shall be appointed to serve as the Chairman of the Board of Directors and Ulrik Moll shall be appointed to serve as the Chief Executive Officer (“Incoming Officers”). Robert Bench shall be retained as the President and Chief Financial Officer and Soren Jonassen and Ole Sigetty shall be retained as a directors.

The change in the Company’s Board of Directors is expected to take place in connection with the Closing on November 30, 2015 approximately 10 days after the filing of this Information Statement with the SEC.  The appointment of the new Board of Directors of the Company will not be effective until at least ten (10) days after the mailing of this Information Statement to stockholders of the Company (the “Effective Date”),.

           This Information Statement is being mailed on or about November 20, 2015 to all holders of record as of November 18, 2015.  A shareholder vote is not required and will not be taken with respect to the appointment of the Incoming Directors and Incoming Officer. You are not required to take any action with respect to the appointment of the Incoming Directors and Incoming Officer.

Please read this Information Statement carefully. It describes the terms of the Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (the “SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of November 18, 2015, the authorized capital stock of the Company consisted of 100,000,000 shares of Common Stock and 4,000,000 shares of preferred stock and the total number of issued and outstanding shares was 3,937,236 shares of Common Stock.  Upon the Effective Time and the closing of the Share Exchange, the Company will have 19,437,236 shares of Common Stock and no shares of Preferred Stock issued and outstanding. Each share of Common Stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

CHANGE OF CONTROL

Pursuant to the terms of the Exchange Agreement by and among the Company, NABUfit Denmark, and the NABUfit Shareholders’ Representative, on the date of the Closing, NABUfit Denmark will become our wholly-owned subsidiary, the former stockholders of NABUfit Denmark will collectively hold approximately 80% of our issued and outstanding capital stock.  The transactions contemplated by the Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the Company’s shares issued to the former NABUfit Shareholders will be issued in reliance upon exemptions from registration pursuant to Regulation S and/or Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”). Brian Palm Svaneeneg Mertz will resign as the Company’s Chief Executive Officer and Director and Mads H. Fredricksen, Morten Nodgaard Albæk and Morten Krarup (collectively, the “Incoming Directors”) shall be elected as members of the board of directors. In addition, as of the Closing of the Share Exchange, Mads H. Fredriksen shall be appointed to serve as the Chairman of the Board of Directors and Ulrik Moll shall be appointed to serve as the Chief Executive Officer (“Incoming Officers”). Robert Bench shall be retained as the President and Chief Financial Officer and Soren Jonassen and Ole Sigetty shall be retained as a directors. Because of the issuance of securities contemplated by the Exchange Agreement as well as the election of the directors proposed to take office as of the Effective Date, there will be a change-of-control of the Company.

Our completion of the transactions contemplated under the Agreement which will be subject to the satisfaction of certain contingencies and compliance with regulatory requirements which shall be set forth in the Exchange Agreement. Consummation of the Share Exchange is also conditioned upon, among other things, preparation, filing, and distribution to our shareholders of this Information Statement. There can be no assurance that the Share Exchange will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information for the proposed incoming directors and incoming officers after the forthcoming change in officers and directors.  The following changes is contingent upon the Closing of the Share Exchange.

Name	Age	Positions(s)
Executive Officers
Ulrik Moll	48	Chief Executive Officer
Robert Bench	66	President, Chief Financial Officer
Non-Employee Directors
Mads H. Frederiksen (1)(2)	41	Director, Chairman
Soren Jonassen (1)(3)	47	Director
Morten Krarup (3)	43	Director
Morten Nødgaard Albæk (2)	40	Director
Ole Sigetty	46	Director

(1) Member of audit committee. (2) Member of compensation committee. (3) Member of nominating and corporate governance committee.

The Board of Directors is comprised of only one class. All of the directors serve for a term of one year and until their successors are elected at the Company’s annual shareholders’ meeting and are qualified, subject to removal by the Company’s shareholders. Each executive officer serves, at the pleasure of the Board of Directors, for a term of one year and until his successor is elected at a meeting of the Board of Directors and is qualified.

Our Board of Directors believes that its members encompass a range of talent, skill, and experience sufficient to provide sound and prudent guidance with respect to our operations and interests. The information below with respect to our Incoming Directors and Incoming Officers includes each director’s and officer’s experience, qualifications, attributes, and skills that led our Board of Directors to the conclusion that he or she should serve as a director and/or executive officer.

The following describes the business experience of the director and executive officers prior to their appointments:

Executive Officers

Ulrik Møll , Chief Executive Officer.  Since the inception of NABUfit Denmark, Mr. Moll has served as its Chief Executive Officer of the Company.  Prior to his starting NABUfit Denmark, Mr. Moll served as the Managing partner at Idisplay Interactive from 2010 through 2015, where Mr. Moll helped Idisplay become a market leader within interactive solutions. Since 2010, Idisplay delivered IT-solutions to customers as Dansk Supermarked, TDC and DSB and has delivered a tele medical it system for online rehabilitation of citizens in their own home. During the last 4 years, the system has been distributed in Denmark and abroad.  Mr. Moll has served as a Managing Director and Director for Welfare Denmark since 2013.

Robert Bench, President and Chief Financial Officer- Mr. Bench has served as our President and Chief Financial Officer since October 2007 and as a member of our board of directors from December 2007 through November 2014.  Mr. Bench was a founder and since April 1999 has been a managing member of BayHill Group LC, a consulting group focused on assisting microcap companies (“BayHill Group”). From January 2005 until April 2007, he also served as the Chief Financial Officer of Innuity, Inc. (INNU), software as a service company that delivers applications for small business. From November 2000 until August 2004, he also served as Chief Financial Officer of The SCO Group (SCOX), a developer and marketer of software applications and operating systems. Mr. Bench is a certified public accountant and holds a bachelor degree in accounting from Utah State University.

Board of Directors

Mads Frederiksen, Director and Chairman- Mr. Frederiksen will be appointed as a Director on in connection with the Closing of the Share Exchange.  Mr. Frederiksen currently serves as the Chief Executive Officer and co-owner of F. Reklame, a sports agency, which for more than 40 years has specialized in sports marketing. The clients include among others Peter Schmeichel, Kasper Schmeichel, Michael Laudrup, Brian Laudrup, Michael Maze, Thorbjorn Olesen and Morten Olsen. Mr. Fredericksen deals with sponsorships, TV contracts, events, media handling, etc.

Soren Jonassen Mr. Jonassen has served as a director since April 2012. Mr. Jonassen is an experienced professional with over 25 years in audit profession in Denmark. He was appointed as a certified public accountant in 1996 and served as audit manager in Arthur Andersen until 1996 and has been serving as audit partner in Crowe Horwath Denmark since 1996. Mr. Jonassen is a CPA and holds a degree of master in business economy from Copenhagen Business School. Mr. Jonassen has served as CEO of Crowe Horwath where he was also International liaison partner establishing a professional worldwide network. During his professional work he has assisted start-ups and a large number of small to midsized companies, including assisting with IPO’s in Denmark and USA. Mr. Jonassen has specialized in IFRS public reporting and conversion process.  He has been an adviser in large M&A transactions, and has been co-founder of a number of private companies in Denmark in a number of different sectors.

Morten Krarup, Director- Mr. Krarup will be appointed as a Director on in connection with the Closing of the Share Exchange.  Since 2014, Mr. Krarup has served as a Completion and Well Intervention Engineer at Weatherford Denmark.  Prior to this position, Mr. Krarup worked as a Senior Wireline and Logging Supervisor for Archer Denmark from September 2005 until February 2014.. Mr. Krarup is also engaged in Business Development and Project Management in the oil industry in Denmark and Netherlands. Mr. Krarup has been key to the creation of NABUfit.

Ole Sigetty, Director- Mr. Sigetty has served as a Director since November 2014. Mr. Sigetty is an experienced professional with more than 30 years as an attorney-at-law in Denmark.  Mr. Sigetty is admitted to the Supreme Court of Denmark where he appears regularly. Mr. Sigetty is a senior partner of the Law Firm Németh & Sigetty A/S, Copenhagen, Denmark. During his professional work, Mr. Sigetty, has practiced business law and litigation with a focus on M&A transactions, contract law, and public listings. Mr. Sigetty has served on several boards as both director chairman including the position of chairman of the board of Guava A/S, a Danish online marketing company listed on the Danish Share Exchange in the period 2004-2009, director and chairman of the board Norwegian listed entertainment company, Nio Inc., in the period 2012-2013, director and chairman of the board of International Food Science Center A/S and director of MMC Optical A/S, director of Seven Seas Clothing Co. A/S.  Mr. Sigetty holds a Master of Arts in Journalism and Public Affairs from the American University in Washington D.C.

Morten Albæk, Director- Mr. Albæk will be appointed as a Director on in connection with the Closing of the Share Exchange.  Mr. Albæk currently serves as the Chief Executive Officer and Co-founder of the investment company Voluntas A/S.  Prior to this position, Mr. Albækserved as the CMO & Group Senior Vice President, Vestas Wind Systems A/S from 2009 through July 2015. Mr. Albæk currently serves as a board member for various other companies, including, Jmw Consulting ApS (Chairman) Brøndbyernes I.F. Fodbold A/S (member), Vertic A/S (member) and Voluntas Danmark A/S (member).

Terms of Office

             The Company’s proposed directors will be appointed for a one-year term to hold office until the next annual general meeting of the Company’s shareholders or until removed from office in accordance with the Company’s Bylaws (“Bylaws”) and the provisions of the Delaware General Corporation Law. The Company’s directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or are removed in accordance with the Company’s Bylaws and the provisions of the Delaware General Corporation Law.

             The Company’s incoming officers will be appointed by the Company’s Board of Directors and will hold office until removed by the Board of Directors in accordance with the Company’s Bylaws and the provisions of the Delaware General Corporation Law.

Significant Employees

As of the date hereof, we have no significant employees and do not anticipate having any significant employees following the proposed Share Exchange, other than our executive officers.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Certain Relationships and Transactions

             There are no family relationships between any of our current directors or executive officers and the proposed Incoming Directors and Incoming Officers. During our fiscal year ended June 30, 2015, the previous fiscal year and the interim period ended September 30, 2015, there were no transactions with related parties other than as noted below. To our knowledge, and except as set forth below, the proposed Incoming Directors and Incoming Officers are not currently directors of the Company, do not hold any position with the Company, and have not been involved in any material proceeding adverse to the Company or its subsidiary or have a material interest adverse to the Company or its subsidiary, or any transactions with the Company or any of its directors, executive officers, affiliates, or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.

Soren Jonassen and Ole Sigetty currently serve as directors of the Company and Robert Bench currently serves as the Chief Financial Officer of the Company.  Following the change of the Board of Directors, Mssrs. Jonassen and Sigetty will continue to serve as directors and Mr. Bench will remain as the Company’s Chief Financial Officer.

Other than the Share Exchange and the transactions described below, there are no transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last three completed fiscal years, and in which any of the current directors or officers or the incoming directors and officers had or will have a direct or indirect material interest. There is no material plan, contract or arrangement (whether or not written) to which any of the current directors or officers or the incoming directors and officers is a party or in which they participate that is entered into or material amendment in connection with our appointment of any of the current directors or officers or the incoming directors and officers, or any grant or award to any of the current directors or officers or the incoming directors or officers or modification thereto, under any such plan, contract or arrangement in connection with our appointment of any of the current directors or officers or the incoming directors and officers.

On August 28, 2014 the Company completed a private placement of 314,286 shares of its common stock for cash in the amount of $50,000 to World Wide Investment Fund Ltd., a company controlled by Mr. Brian Mertz, a resident of Denmark.

On October 6, 2014 the option was exercised and the Company issued 666,667 shares to World Wide Investment Fund Ltd., 333,333 shares to Stratega APS.

On December 2, 2014 the Company issued 66,667 shares to each of the following: Soren Jonassen, Ole Sigetty, and Brian Mertz in lieu of cash payments of $50,000 each.

In September 2015, the Board of Directors approved the payment of $67,500 to each of Mssrs. Jonassen, Sigetty and Mertz for their service as directors and officers for the year ending June 30, 2016, which amounts were payable in the form of 30,000 shares of common stock in the Company and the payment of $7,500 per month to Brian Mertz for the months of September, October and November.

Review, Approval or Ratification of Transactions with Related Persons

Although we have adopted a Code of Ethics, we still rely on our Board of Directors to review related party transactions on an ongoing basis to prevent conflicts of interest. Our Board of Directors reviews transactions in light of the affiliations of the director, officer or employee and the affiliations of such person’s immediate family. Transactions are presented to our Board of Directors for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If our Board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. Our Board of Directors approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

Director Independence

Upon the Closing of the Share Exchange, the Board of Directors will consists of five members. We are not currently subject to listing requirements of any national securities exchange that has requirements that a majority of the board of directors be “independent.” Nevertheless, our board of directors has determined that all of our directors qualify as “independent” directors in accordance with listing requirements.  In making these determinations, our Board of Directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Except as discussed above, to our knowledge, there have been no events under any bankruptcy act, criminal proceedings and no federal or state judicial or administrative orders, judgments, decrees or findings, no violations of any federal or state securities laws, and no violation of any federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed), executive officer (existing or proposed), promoter or control person of the Company during the past 10 years.

To our knowledge, there are no material proceedings to which any director (existing or proposed), officer (existing or proposed), affiliate of the Company, any holder of 5% or more of our currently outstanding common stock, any associate of any such director or officer, or any affiliate of such security holder that is adverse to us or has a material interest adverse to us. There are no family relationships among any of the officers and directors.

Involvement in Certain Legal Proceedings

             Except as set forth below, none of our directors or executive officers has been involved in any of the following events during the past 10 years:

           1.           A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.           Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

           3.           Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

           i.           Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.           Engaging in any type of business practice; or

iii.           Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

           4.           Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

5.           Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6.           Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.           Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

           i.           Any Federal or State securities or commodities law or regulation; or

ii.           Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.           Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

           8.           Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

On September 10, 2009, former director Brian Mertz was convicted of stock manipulation for actions taken in June 2006, when he bought shares in Notabene.net A/S listed on Nasdaq First North in Denmark for approximately DKK 14,000 (approximately USD $2,200), a company in which he served as CEO, leading to an increase of the share price.  The incident was investigated in July-August of 2006 and Mr. Mertz was indicted and convicted in 2009.  He served a one-year suspension and paid a fine in the amount of approximate $1,500.

Meetings and Committees of the Board

Our Board of Directors held three formal meetings during the fiscal year ended June 30, 2015. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Delaware General Corporations Law and the Bylaws of our Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.  We do not presently have a policy regarding director attendance at meetings.

             Our Board of Directors has standing Audit and Compensation Committees. To date, our Board of Directors has not established a Nominating or Governance Committee, in part because our Board of Directors believes that, at this stage of our development, all of our directors should be actively involved in the matters which would be addressed by such a committee.  We do not have a policy for electing members to the Board.

             After the change in the Board of Directors, it is anticipated that the Board of Directors will form separate compensation and audit committees, with the audit committee including an audit committee financial expert. The nominating committee will continue to be the full Board of Directors

Audit Committee

             Soren Jonassen, Mads Frederiksen, and Morten Krarup serve as members of the Audit Committee, with Mr. Jonassen serving as Chairman. Our Board of Directors has determined that Mr. Jonassen satisfies the criteria for an audit committee financial expert under Rule 401(e) of Regulation S-B promulgated by the SEC. Each member of our Audit Committee is able to read and understand fundamental financial statements, including our consolidated balance sheets, statements of operations and statements of cash flows. The functions of the Audit Committee are primarily to: (a) facilitate the integrity of our financial statements and internal controls, (b) oversee our compliance with legal and regulatory requirements related to accounting and/or financial controls, (c) evaluate our independent registered public accounting firm’s qualifications and independence, (d) oversee the performance of any internal audit function that we may adopt and oversee our independent registered public accounting firm, and (e) review our systems of disclosure controls and procedures, internal controls over financial reporting, and compliance with ethical standards related to accounting and/or financial controls we have adopted. Our Board of Directors has adopted a written charter for our Audit Committee, a copy of which is available on the Company’s website, www.nabufitglobal.com.  Except as otherwise required by applicable laws, regulations or listing standards or our Audit Committee Charter, major decisions regarding our activities and operations are considered by our Board of Directors as a whole.

Compensation Committee

             Mads Frederiksen and Morton Albaek serve as members of the Compensation Committee of our Board of Directors, with Mr. Albaek serving as Chairman. The functions of our Compensation Committee are primarily to: (a) to oversee the responsibilities of the Board relating to compensation, and (b) to ensure that our compensation plans, programs and values transferred through cash pay, stock and stock-based awards, whether immediate, deferred, or contingent are fair and appropriate to attract, retain and motivate management and are reasonable in view of company economics and of the relevant practices of other, similar companies. Our Board of Directors has adopted a written charter for our Compensation Committee, a copy of which is available on the Company’s website, www.cryptosign.com.

Section 16(a) Beneficial Ownership Reporting Compliance

             Section 16(a) of the Exchange Act requires our directors, executive officers, and shareholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock. Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

             Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, none of our executive officers and directors, and persons who own more than 10% of our Common Stock failed to timely file the reports required pursuant to Section 16(a) of the Exchange Act.

Family Relationships

             There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Nominations to the Board of Directors

             Our directors take a critical role in guiding our strategic direction and oversee the management of the Company. Board of Director candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the shareholders, diversity, and personal integrity and judgment. While we seek a diversity of experience, viewpoints and backgrounds on the Board, we have not established a formal policy regarding diversity in identifying directors.

Our Board of Directors will consider recommendations for director nominees by shareholders if the names of those nominees and relevant biographical information are submitted in writing to our Corporate Secretary in the manner described for shareholder nominations below under the heading “Proposals of Shareholders.” All director nominations, whether submitted by a shareholder or the Board of Directors, will be evaluated in the same manner.

 Board Leadership Structure and Role on Risk Oversight

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, and our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also monitors compliance with legal and regulatory requirements. Our nominating and governance committee monitors the effectiveness of our corporate governance guidelines and considers and approves or disapproves any related-person transactions. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

             Mr. Brian Mertz has served as the Company’s Chief Executive Officer and Robert Bench has served as the Company’s Chief Financial Officer. We determined this leadership structure was appropriate for the Company due to our small size and limited operations and resources. In accordance with the proposed change in management, Mr. Ulrik Moll will serve as our Chief Executive Officer and Mads H. Frederiksen will serve as our Chairman.  Mr. Soren Jonassen will continue to serve as a director and Chairman of the Compensation Committee.  Mr. Bench will continue to serve as the Company’s Chief Financial Officer. The proposed Incoming Directors and Incoming Officers will continue to evaluate the Company’s leadership structure and modify such structure as appropriate based on the size, resources, and operations of the Company.

             Subsequent to the Closing, it is anticipated that the Board of Directors will establish procedures to determine an appropriate role for the Board of Directors in the Company’s risk oversight function. Our Board of Directors are exclusively involved in the general oversight of risks that could affect our Company.

Board Compensation

On March 6, 2012 the Company adopted a compensation plan for its non-management Board members. Compensation includes cash and non-cash components.  The cash component is based on attendance at Board meetings in accordance with the following table:

	Quarterly	Face to Face Mtg.	Telephonic Mtg.
Board Chairman	$4,000	$1,500	$750
Board Member	$3,000	$1,000	$500
Committee Chair		$500	$250
Committee Member		$400	$200

In addition, non-management Board members receive stock option grants from time to time with the minimum set forth in the following table:

	Upon Election (1)	Annual Refresh (2)
Board Chairman	40,000 options	7,000 options
Board Member	30,000 options	6,000 options

(1)	One time grant at time of election or reappointment to the board. Options to be priced at the 5-day volume weighted average price (“VWAP”) prior to the date of election.

(2)	Shares to be granted each year when the board member is re-elected at the Company’s annual shareholder meeting. Options will be priced at the 5-day VWAP prior to the date of shareholder meeting.

Except as set forth below, no fees were paid to our directors for the fiscal years ended June 30, 2015 or 2014.  All options which were granted to officers and directors for the year ended June 30, 2014 and previous years were cancelled by the Company in exchange for the issuance of shares of common stock in the Company.

In connection with their service as directors of the Company, Soren Jonassen, Ole Sigetty and Brian Mertz were each issued 66,667 shares of common stock in lieu of $50,000 compensation during the year ended June 30, 2015.  In addition, in September 2015, the Board of Directors approved the payment of $67,500 to each of Mssrs. Jonassen, Sigetty and Mertz for their service as directors and officers for the year ending June 30, 2016, which amounts were payable in the form of 30,000 shares of common stock in the Company.

Except as set forth above, (a) no other fees were paid to directors for the fiscal year ended June 30, 2015 or for the three month period ended September 30, 2015 and (b) no other stock grants, options or fees were paid to any Company Director during the years ended June 30, 2015 and 2014 or during the three month periods ended September 30, 2015 and 2014.

Executive Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named person for services rendered in all capacities during the years ended June 30, 2015 and 2014.  No other executive officers received total annual compensation in excess of $100,000.

Person	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Comp ($)	All Other Comp. ($)	Total ($)

Brian Mertz (1)	2015	-	-		-	-	$50,000	$50,000
Robert K. Bench (2)	2015	$154,000	-		-	-	$0	$154,000
Robert K. Bench (2)	2014	$28,000	-		-	-	$5,400	$33,400

(1)	Mr. Mertz has served as CryptoSign’s Chief Executive Officer since July 2014.
(2)	Mr. Bench has served as CryptoSign’s President since October 2008 and Chief Financial Officer since November 30, 2008.

In September 2015, the Board of Directors approved the payment of $7,500 to Mr. Mertz in each of the months of September, October and November 2015.

Security Ownership of Principal Shareholders, Directors and Officers

The following table sets forth the number of shares of our common stock beneficially owned by the following persons or groups as of November 18, 2015 (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (ii) each of our executive officers and directors and (iii) all of our executive officers and directors as a group.  Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In determining the percentages, the following table assumes 3,937,236 shares of our common stock are issued and outstanding.

Name and Address	Number of Shares Beneficially Owned			Percentage of Beneficial Ownership
Brian Mertz, Director	2,002,623		(2)	50.86%
Oasis Sky Club Sitesi, Bektas Mahallesi, 120 Soka, No 36. Villa A
07400 Alanya, Turkey

Stephen Abu	208,658		(3)	5.29%
626 East 1820 North
Orem, Utah 84097

Robert Bench, President	29,570		(4)	.75%
626 East 1820 North
Orem, Utah 84097

Soren Jonassen, Director	105,530			2.68%
Hvedevej 4
2765 Smorum, Denmark

Ole Sigetty, Director	96,667	(5)		2.45%
Frederiksgade 21
DK-1265 Copenhagen K

All current executive officers and
directors as a group (4 persons)	2,234,390			56.75%

(1)	Except as indicated below, each person has sole voting and/or investment power over the shares listed, subject to applicable community property laws. There are no options granted or outstanding.
(2)
Includes 980,951 shares owned by World Wide Investment Fund, 644,000 shares owned by Stratega ApS, and 165,000 shares owned by GrowthCom ApS which may be deemed to be beneficially owned by Mr. Mertz who is a control person in each company.

(3)
Includes 33,492 shares owned by African Heavy Machinery, 16,666 shares owned by Abu McConkie Investments Limited and 158,500 shares owned by Ghana Journeys Limited, which may be deemed to be beneficially owned by Mr. Abu who is a control person in each company.

(4) (5)
Includes 8,998 shares owned by Vector Capital, LLC, which may be deemed to be beneficially owned by Mr. Bench who is the managing member of Vector Capital LLC.
Includes 66,667, shares owned by FFP ApS, an entity controlled by Mr. Sigetty.

Changes in Control

As set forth in this information statement, the Company is a party to that certain Agreement and Plan of Share Exchange dated October 8, 2015 (“Exchange Agreement”), pursuant to which the shareholders of NABUfit Global ApS agreed to exchange an aggregate of 50,000 equity interests of for 15,500,000 shares of common stock of the Company (the “Share Exchange”).  It is anticipated that the closing of the Share Exchange (“Closing”) will take place on or after November 30, 2015.  Upon the closing of the Share Exchange, the shareholders of the NABUfit Global ApS will hold approximately 80% of the issued and outstanding shares of the Company.

The following table sets forth the number of shares of our common stock beneficially owned by the following persons or groups assuming the closing of the Share Exchange.  The table includes (i) each person that will be the beneficial owner of more than 5% of our outstanding shares of common stock, (ii) each person that will be an executive officer and director and (iii) all persons that will be executive officers and directors as a group.  Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In determining the percentages, the following table assumes 19,437,236 post-Share Exchange shares of our common stock are issued and outstanding.

Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with SEC rules, and includes any shares as to which the stockholder has sole or shared voting power or investment power, and also any shares which the stockholder has the right to acquire within 60 days of November 30, 2015, whether through the exercise or conversion of any stock option, convertible security, warrant or other right.  The indication herein that shares are beneficially owned is not an admission on the part of the stockholder that he, she or it is a direct or indirect beneficial owner of those shares.

Name and Address	Number of Shares Beneficially Owned Post Share Exchange (1)		Percentage of Beneficial Ownership Post Share Exchange
Brian Mertz, Director	2,002,623	(2)	10.03%
Oasis Sky Club Sitesi, Bektas Mahallesi, 120 Soka, No 36. Villa A
07400 Alanya, Turkey

Maze Holdings	2.900,350	(3)	14.92%
626 East 1820 North
Orem, Utah 84097

Chunmeilin Holdings ApS(4) 626 East 1820 North	2,900,350	(4)	14.92%
Orem, Utah 84097

M. Krarup Holdings IVS 626 East 1820 North	2,900,350	(5)	14.92%
Orem, Utah 84097

F-Reklame A/S	2,252,592	(6)	5.29%
626 East 1820 North
Orem, Utah 84097

Kessler & Back ApS	1,477,960		7.37%
626 East 1820 North
Orem, Utah 84097

Voluntas AS	985,530	(7)	5.07%
626 East 1820 North
Orem, Utah 84097

Ole Sigetty, Director	96,667	(8)	* %
Frederiksgade 21
DK-1265 Copenhagen K

Robert Bench, President	29,457	(9)	* %
626 East 1820 North
Orem, Utah 84097

Soren Jonassen, Director	105,530		* %
Hvedevej 4
2765 Smorum, Denmark

All post Share Exchange executive officers and
directors as a group (7 persons)	9,270,476		47.69%

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.
(1)	Except as indicated, each person has sole and voting and/or investment power over the shares listed, subject to applicable community property laws. There are no options granted or outstanding.
(2)
Includes 980,952 shares owned by World Wide Investment Fund and 644.000 shares owned by Stratega ApS and 185.000 shares owned by Growthcom ApS, which may be deemed to be beneficially owned by Mr. Mertz who is a control person in each company.

(3)	Company owned by Michael John Maze.
(4)	Owned by Ulrik Møll, incoming Chief Executive Officer.
(5)	Owned by Morten Krarup, incoming member of Board of Directors.
(6)	Owned by Mads Frederiksen, incoming Chairman of the Board of Directors.
(7) (8) (9)
Controlled by Morton Albaek, incoming member of the Board of Directors
Includes 66,667, shares owned by FFP ApS, an entity controlled by Mr. Sigetty.
Includes 8,885 shares owned by Vector Capital, LLC, which may be deemed to be beneficially owned by Mr. Bench who is the managing member of Vector Capital, LLC.

Additional Information

The Company is subject to the information and reporting requirements of the Act and, in accordance with the Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

CRYPTOSIGN, INC.

November 20, 2015	By:	/s/Brian Mertz
Brian Mertz, Chief Executive Officer